# Electronic Articles of Incorporation
## For

P16000074428
FILED
September 07, 2016
Sec. Of State
tscott

PERCEPTRE INC

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

## Article I

The name of the corporation is:

PERCEPTRE INC

## Article II

The principal place of business address:

1422 HENDRY ST
3RD FLOOR
FORT MYERS, FL.   33901

The mailing address of the corporation is:

1422 HENDRY ST
3RD FLOOR
FORT MYERS, FL.   33901

## Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

## Article IV

The number of shares the corporation is authorized to issue is:

11770000

## Article V

The name and Florida street address of the registered agent is:

WILLIAM P OVERHULSER
1422 HENDRY ST
3RD FLOOR
FORT MYERS, FL.   33901

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature:   WILLIAM P OVERHULSER

P16000074428
FILED
September 07, 2016
Sec. Of State
tscott

## Article VI

The name and address of the incorporator is:

WILLIAM P OVERHULSER
1422 HENDRY ST
THIRD FLOOR
FORT MYERS FL 33901

Electronic Signature of Incorporator: WILLIAM P OVERHULSER

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

## Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: CEO
WILLIAM P OVERHULSER
1422 HENDRY ST 3RD FLOOR
FORT MYERS, FL. 33901